EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	36 Weeks Ended
	9/4/10	9/5/09
Earnings:
Income before income taxes	$6,360	$6,059
Unconsolidated affiliates interests, net	25	(322)
Amortization of capitalized interest	2	3
Interest expense(a)	495	285
Interest portion of rent expense(b)	101	88

Earnings available for fixed charges	$6,983	$6,113

Fixed Charges:
Interest expense(a)	$495	$285
Capitalized interest	4	2
Interest portion of rent expense(b)	101	88

Total fixed charges	$600	$375

Ratio of Earnings to Fixed Charges(c)	11.64	16.30

(a)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.

(b)	One-third of net rent expense is the portion deemed representative of the interest factor.

(c)	Based on unrounded amounts.